Exhibit 99.1

Mountain Province Diamonds Closes C$28.24M Bought Deal and Non-Brokered Financing

/NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES./

Shares Issued and Outstanding: 106,039,522
TSX: MPV
NYSE MKT: MDM

TORONTO, March 28, 2014 /CNW/ - Mountain Province Diamonds Inc. (TSX: MPV / NYSE MKT: MDM) ("Mountain Province" or the "Company") is pleased to announce the closing of its previously announced bought-deal private placement of common shares, for gross proceeds of C$17.85 million.

BMO Capital Markets, on behalf of a syndicate including RBC Dominion Securities Inc. (the "Underwriters"), sold 3,500,000 common shares of the Company at a price of C$5.10 per share, by way of a bought-deal private placement. The Underwriters received a cash commission of 5% of the gross proceeds.

The Company is also pleased to announce the closing of a concurrent non-brokered private placement of common shares at a price of C$5.10 per share, for gross proceeds of $10.39 million.

The common shares issued in the bought-deal and non-brokered private placements are subject to a four month hold period, expiring July 29, 2014.

The net proceeds of the private placements will be used for the continued development of the Company's Gahcho Kué project and for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:25e 28-MAR-14